Exhibit 99.5

Klaus Triebel

Senior Mineral Resources Geologist

Coeur d’Alene Mines Corporation

Telephone: (208) 769-5083

Fax: (208) 667-2213

Email: ktriebel@coeur.com

CERTIFICATE of QUALIFIED PERSON

I, Klaus Triebel, do hereby certify that:

1.                                      I am the Senior Mineral Resources Geologist of:

Coeur d’Alene Mines Corporation

505 Front Avenue, P.O. Box I

Coeur d’Alene, Idaho 83816-0316 USA

2.                                      This certificate applies to the Technical Report entitled “Palmarejo Project SW Chihuahua State, Mexico YE 2012 - Technical Report” dated January 1, 2013 (the “Technical Report”), related to the Palmarejo mine operations and exploration.

3.                                      I graduated with a Bachelor’s in Mining Engineering from the College of Applied Science in Bochum, Germany (1981) and a Master’s in Geological Engineering from the University of Alaska, Fairbanks (1990).

4.                                      I am a member or fellow of the American Institute of Professional Geologist (License CPG 10657).

5.                                      My relevant knowledge is based on 30 years of post-graduate experience, nine years of which are in the fields of geological modelling and geostatistical resource estimation.

6.                                      I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

7.                                      I am responsible for the Guadalupe portion of Section 14 (Resource Estimate) titled “Palmarejo Project SW Chihuahua State, Mexico YE 2012 - Technical Report”, dated January 1, 2013 (the “Technical Report”), related to the Palmarejo project mine operations and exploration.

8.                                      I have not had prior involvement with the property that is the subject of the Technical Report.

9.                                      As of the date if this certificate, to the best of my knowledge, information and belief, the Guadalupe portion of Section 14 of the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.                               I am independent of Franco-Nevada Corporation applying all the tests in section 1.5 of NI 43-101, however I am not independent of Coeur d’Alene Mines Corporation applying all the tests in section 1.4 of NI 43-101.

11.                               I have read NI 43-101, including Form 43-101F1, and the Guadalupe portion of the Technical Report has been prepared in compliance with NI 43-101.

12.                               I consent to the filing of this Technical Report with any stock exchange or other regulatory authority and any publication of the Technical Repot by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 19th day of March, 2013

(signed) Klaus Triebel
Klaus Triebel